Exhibit 99.1

Highest Performances Holdings Inc. (NASDAQ: HPH) Announces Third Supplementary Agreement to the Strategic Framework Agreement with White Group

GUANGZHOU, China, April 30, 2024 (GLOBE NEWSWIRE) -- Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), a leading provider of smart home and enterprise services, today announced that it has signed a third supplementary agreement to the strategic framework agreement previously entered into with Singapore White Group Pte. Ltd. (“White Group”).

HPH intends to provide full funding to Zhongxin International Sports Group Co, Limited (“Zhongxin”), a wholly-owned subsidiary of White Group, when bidding for intellectual property rights of sporting events and all profit generated from these sporting events will be attributed to HPH. Both parties have agreed that White Group will sell 26.5% equity interests of Zhongxin to HPH, while final terms will be agreed by both parties in due course.

HPH and White Group will jointly invest in the following sports events:

(i) Major events organized by the International Tennis Federation; and

(ii) Formula 1 World Championship (“FI”) events in China. F1 is the world’s premier car racing series, the fourth most watched event in the world and is considered one of the “big three” global sporting events, along with the Olympics and the FIFA World Cup.

Investments in other major sporting events are also under negotiation, with details to be announced at a future date.

About Highest Performances Holdings Inc. (NASDAQ: HPH)

HPH was founded in 2010 with the aim of becoming a top provider of smart home and enterprise services. Its mission is to improve the quality of life for families worldwide, focusing on two main driving forces: “technological intelligence” and “capital investments.” HPH has a global strategic perspective and identifies high-quality enterprises with global potential for investment and operations. Its areas of focus include asset allocation, education and study tours, cultural tours, sports events, healthcare and elderly care and family governance.

HPH currently holds controlling interests in two leading financial service providers in China, namely Fanhua Inc., a technology-driven platform, and Fanhua Puyi Fund Distribution Co., Ltd., an independent wealth management service provider. Additionally, HPH has signed an agreement to acquire controlling interests in Singapore-based White Lingjun Pte. Ltd.

Highest Performances Holdings Inc., formerly known as Puyi Inc., was renamed on March 13, 2024 to reflect its strategic transformation.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com